Filed Pursuant to Rule 433

Registration No. 333-217413

May 31, 2017

€1,000,000,000 0.850% Medium-Term Notes, Series X (Senior), due 2024

Final Terms and Conditions

May 31, 2017

Issuer:	U.S. Bancorp

Note Type:	Senior Notes

Ratings*:	A1 / A+ / AA / AA (Moody’s / S&P / Fitch / DBRS)

Principal Amount:	€1,000,000,000

Pricing Date:	May 31, 2017

Settlement Date:	June 7, 2017 (T+5)

Maturity Date:	June 7, 2024

Coupon:	0.850% per annum, paid annually

Mid-Swap Yield:	0.405%

Spread to Mid-Swap:	+45 basis points

Yield to Maturity:	0.855%

Benchmark Bund:	DBR 1.500% due May 15, 2024

Benchmark Bund Yield/Price:	-0.145% / 111.50

Spread to Benchmark Bund:	+100 basis points

First Coupon Date:	June 7, 2018

Interest Payment Dates:	Annually, on the 7th of June

Day Count Convention:	Actual/Actual (ICMA)

Business Days:	New York, London, TARGET2

Payment Business Day Convention:	Following, unadjusted

Price to Public:	99.966%

Underwriting Discount:	0.300%

Net Proceeds, before Expenses, to Issuer:	€996,660,000

Currency of Payment:

All payments of principal of, premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be payable in euro. If the euro is unavailable in the issuer’s good faith judgment due to the imposition of exchange controls or other circumstances beyond its control, is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or is no longer used for the settlement of transactions by public institutions of or within the international banking community (and is not replaced by another currency), then all payments in respect of the Notes may be made in U.S. dollars.

Payment of Additional Amounts:

The issuer will, subject to certain exceptions and limitations, pay as additional amounts such amounts as are necessary in order that the net amount of such payment of the principal of and interest on a Note to a holder who is a U.S. alien, after deduction for any present or future tax, assessment or governmental charge of a relevant jurisdiction, or a political subdivision or authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided for in such Note to be then due and payable.

Redemption for Tax Reasons:

The issuer may redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any political subdivision or taxing authority thereof or therein) that would obligate the issuer to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with unpaid interest on the

Notes, if any, accrued to, but not including, the date fixed for redemption.

Denominations:	€100,000 x €1,000

ISIN / Common Code / CUSIP:	XS1623404412 / 162340441 / 902973BB1

Listing:	Application will be made to list the Notes on the New York Stock Exchange although the issuer cannot guarantee such listing will be obtained.

Joint Book-Running Managers:	Barclays Bank PLC Citigroup Global Markets Inc. UBS Limited U.S. Bancorp Investments, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.  Credit ratings are subject to change depending on financial and other factors.

The offering is being made pursuant to an effective registration statement on Form S-3 (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”).  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Bank PLC toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, UBS Limited collect at +44-207-567-2477 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.